                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                            Tele-Communications, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $0.1 per share ("Class B Preferred Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Series A TCI Group Common Stock:                            87924V101
2.  Series B TCI Group Common Stock:                            87924V200
3.  Series A Liberty Media Group Common Stock:                  87924V507
4.  Series B Liberty Media Group Common Stock:                  87924V606
5.  Series A Ventures Group Common Stock:                       87924V887
6.  Series B Ventures Group Common Stock:                       87924V879
7.  Class B Preferred Stock:                                    87924V309
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  March 5, 1999
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

    Series A TCI Group Common Stock                            87924V101
    Series B TCI Group Common Stock                            87924V200
    Series A Liberty Media Group Common Stock                  87924V507
    Series B Liberty Media Group Common Stock                  87924V606
    Series A Ventures Group Common Stock                       87924V887
    Series B Ventures Group Common Stock                       87924V879
    Class B Preferred Stock                                    87924V309
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
     Kim Magness
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A. See Item 3 below.

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
                  (7) Sole Voting  Series A TCI Group
                        Power        Common Stock                  5,940,468(1)
                                   Series B TCI Group
                                     Common Stock                  5,910,468(2)
                                   Series A Liberty Media
                                     Group Common Stock            5,368,840(1)
                                   Series B Liberty Media
                                     Group Common Stock            2,589,829(2)
                                   Series A Ventures
                                     Group Common Stock            6,202,152(1)
                                   Series B Ventures
                                     Group Common Stock            6,202,152(1)
                                   Class B Preferred Stock           125,000(2)
                  -------------------------------------------------------------
                  (8) Shared       Series A TCI Group
Number of Shares  Voting Power       Common Stock                 15,964,145(1)
                                   Series B TCI Group
  Beneficially                       Common Stock                 15,964,145(2)
                                   Series A Liberty Media
 Owned by Each                       Group Common Stock           18,037,921(1)
                                   Series B Liberty Media
Reporting Person                     Group Common Stock           11,454,693(2)
                                   Series A Ventures
     With                            Group Common Stock           12,034,298(1)
                                   Series B Ventures
                                     Group Common Stock           12,034,298(2)
                                   Class B Preferred Stock                    0
                  -------------------------------------------------------------
                  (9) Sole         Series A TCI Group
                  Dispositive        Common Stock                    400,650(1)
                    Power          Series B TCI Group
                                     Common Stock                    370,650(2)
                                   Series A Liberty Media
                                     Group Common Stock              353,857(1)
                                   Series B Liberty Media
                                     Group Common Stock              210,000(2)
                                   Series A Ventures
                                     Group Common Stock              378,700(1)
                                   Series B Ventures
                                     Group Common Stock              378,700(2)
                                   Class B Preferred Stock                    0
                  -------------------------------------------------------------
                  (10) Shared      Series A TCI Group
                  Dispositive        Common Stock                 21,503,963(1)
                    Power          Series B TCI Group
                                     Common Stock                 21,503,963(2)
                                   Series A Liberty Media
                                     Group Common Stock           23,052,904(1)
                                   Series B Liberty Media
                                     Group Common Stock           13,834,522(2)
                                   Series A Ventures
                                     Group Common Stock           17,857,750(1)
                                   Series B Ventures
                                     Group Common Stock           17,857,750(2)
                                   Class B Preferred Stock           125,000(2)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                  Series A TCI Group Common Stock                 21,904,613(1)
                  Series B TCI Group Common Stock                 21,874,613(2)
                  Series A Liberty Media Group Common Stock       23,406,761(1)
                  Series B Liberty Media Group Common Stock       14,044,522(2)
                  Series A Ventures Group Common Stock            18,236,450(1)
                  Series B Ventures Group Common Stock            18,236,450(2)
                  Class B Preferred Stock                            125,500(2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        4.6% of Series A TCI Group Common Stock
        33.9% of Series B TCI Group Common Stock
        7.0% of Series A Liberty Media Group Common Stock
        44.3% of Series B Liberty Media Group Common Stock
        4.8% of Series A Ventures Group Common Stock
        40.2% of Series B Ventures Group Common Stock
        8.1% of Class B Preferred Stock
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN

-------------------------------------------------------------------------------

(1) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. See Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

(2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

    Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Kim Magness:

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A TCI Ventures Group Common Stock");

6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B TCI Ventures Group Common Stock"); and

7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $0.1 per share ("Class B Preferred Stock").

    The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower
II, 5619 DTC Parkway, Englewood, Colorado  80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On March 1, 1999, each of the Kim Magness Irrevocable Trust ("Kim Magness Trust") and the Gary Magness Irrevocable Trust ("Gary Magness Trust") transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to Magness FT Investment Company LLC ("FT LLC") in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness Trust:

SHARES    CLASS
------    -----
260,998   Series A Liberty Media Group Common Stock
125,000   Class B Preferred Stock


    On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On March 1, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:

SHARES    CLASS
------    -----
260,998   Series A Liberty Media Group Common Stock
125,000   Class B Preferred Stock

    On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto. The Kim Magness Trust and the Gary Magness Trust do not hold any shares of Series A Liberty Media Group Common Stock or Class B Preferred Stock as to which there is sole or shared power to vote or dispose of shares.

    Kim Magness, as the manager of FT LLC, has sole power to vote and shared power to dispose of the securities directly held by FT LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of FT LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by FT LLC. Therefore, Kim Magness possesses the sole power to vote the 260,998 shares of Series A Liberty Media Group Common Stock and 125,000 shares of Class B Preferred Stock held directly by FT LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 260,998 shares of Series A Liberty Media Group Common Stock and 125,000 shares of Class B Preferred Stock held directly by FT LLC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5(a) of the Statement hereby is deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                                          PERCENT OF             TOTAL
TITLE OF CLASS                               BENEFICIAL OWNERSHIP           CLASS(1)         VOTING POWER(1)
--------------                               --------------------           -------          --------------
                                                                                                23.0%
Series A TCI Group Common Stock              21,904,613(2)(3)(4)(5)(7)         4.6%

Series B TCI Group Common Stock              21,874,613(2)(3)(4)(7)           33.9%

Series A Liberty Media Group Common Stock    23,406,761(2)(3)(4)(5)(6)         7.0%

Series B Liberty Media Group Common Stock    14,044,522(2)(3)(4)              44.3%

Series A TCI Ventures Group Common Stock     18,236,450(2)(3)(4)               4.8%

Series B TCI Ventures Group Common Stock     18,236,450(2)(3)(4)              40.2%

Class B Preferred Stock                         125,000(6)                     8.1%

(1) Based on 476,850,798 shares of Series A TCI Group Common Stock, 64,443,857 shares of Series B TCI Group Common Stock, 335,692,477 shares of Series A Liberty Media Group Common Stock, 31,698,559 shares of Series B Liberty Media Group Common Stock, 377,208,392 shares of Series A Ventures Group Common Stock, 45,317,554 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 43,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 278,307 shares of TCI Convertible Redeemable Participating Preferred Stock, Series F, 6,423,844 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on February 28, 1999, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share.
     Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 23.0% of the voting power with respect to a general election of directors of the Company.

(3) Kim Magness is the manager and a holder of a 50% membership interest in Magness Securities, LLC ("Magness LLC"). Accordingly, the following shares beneficially owned by the Magness LLC are reflected in full in Kim Magness' share information: (i) 5,539,818 shares of Series A TCI Group Common Stock, (ii) 5,539,818 shares of Series B TCI Group Common Stock, (iii) 4,753,985 shares of Series A Liberty Media Group Common Stock, (iv) 2,379,829 shares of Series B Liberty Media Group Common Stock, (v) 5,823,452 shares of Series A Ventures Group Common Stock, and
     (vi) 5,823,452 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(4) Kim Magness and Gary Magness are co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information (i) 15,964,145 shares of Series A TCI Group Common Stock, (ii) 15,964,145 shares of Series B TCI Group Common Stock,
     (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock,
     (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock, and (vi) 12,034,298 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(5) Includes the exercise in full of options granted to Kim Magness in November 1995, pursuant to the Company's Director Stock Option Plan, to acquire 30,000 shares of Series A TCI Group Common Stock and 16,875 shares of Series A Liberty Media Group Common Stock. Options to acquire 50,000 shares of Series A TCI Group Common Stock and 28,125 shares of Series A Liberty Media Group Common Stock are covered by such grant, of which options to acquire 30,000 and 16,875 shares respectively are currently exercisable. No additional options are exercisable within the next 60 days.

(6) On March 1, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness Trust:

SHARES    CLASS
------    -----
260,998   Series A Liberty Media Group Common Stock
125,000   Class B Preferred Stock

     On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto.

     Accordingly, as manager of and a holder of a 50% membership interest in FT LLC, the following shares beneficially owned by the FT LLC are reflected in full in Kim Magness' share information: (i) 260,998 shares of Series A Liberty Media Group Common Stock, and (ii) 125,000 shares of Class B Preferred Stock.

(7) Kim Magness is the president and sole director of the Kim Magness Family Foundation (the "Kim Magness Foundation"). Accordingly, the following shares beneficially owned by the Kim Magness Foundation are reflected in full in Kim Magness' share information: (i) 30,000 shares of Series A TCI Group Common Stock, and (ii) 30,000 shares of Series B TCI Group Common Stock. The foregoing share numbers assume the conversion in full of the Series B TCI Group Common Stock into Series A TCI Group Common Stock. See footnote 2 to this Item 5(a) for an explanation of the convertibility of the Series B TCI Group Common Stock.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the Shares:

                                                 Sole Voting     Shared Voting
       Class of Security                           Power          Power(1)
       ----------------                          -----------     -------------
Series A TCI Group Common Stock                  5,940,468         15,964,145
Series B TCI Group Common Stock                  5,910,468         15,964,145
Series A Liberty Media Group Common Stock        5,368,840         18,037,921
Series B Liberty Media Group Common Stock        2,589,829         11,454,693
Series A Ventures Group Common Stock             6,202,152         12,034,298
Series B Ventures Group Common Stock             6,202,152         12,034,298
Class B Preferred Stock                            125,000                  0


                                                    Sole           Shared
                                                Dispositive     Dispositive(1)(2)
       Class of Security                           Power            Power
       -----------------                        -----------     -----------------
Series A TCI Group Common Stock                   400,650           21,503,963
Series B TCI Group Common Stock                   370,650           21,503,963
Series A Liberty Media Group Common Stock         353,857           23,052,904
Series B Liberty Media Group Common Stock         210,000           13,834,522
Series A Ventures Group Common Stock              378,700           17,857,750
Series B Ventures Group Common Stock              378,700           17,857,750
Class B Preferred Stock                                 0              125,000


(1) As a co-personal representative of the Bob Magness Estate, Kim Magness shares both voting and dispositive power over the shares held by the Bob Magness Estate with its co-personal representative. Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate.

(2) Pursuant to oral agreements with Gary Magness, Kim Magness shares dispositive power over the shares held by Magness LLC and FT LLC with Gary Magness. See Item 6 below.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    Kim Magness, as the manager of FT LLC, has sole power to vote and shared power to dispose of the securities directly held by FT LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of FT LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by FT LLC. Therefore, Kim Magness possesses the sole power to vote the 260,998 shares of Series A Liberty Media Group Common Stock and 125,000 shares of Class B Preferred Stock held directly by FT LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 260,998 shares of Series A Liberty Media Group Common Stock and 125,000 shares of Class B Preferred Stock held directly by FT LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1999


/s/ Kim Magness
-----------------------------
Kim Magness